Exhibit 14.1

NYIAX Statement of Our Core Values

Company Vision

Delivering trust and transparency to the markets of tomorrow.

Values

We Put the Customer First

We Celebrate Teamwork

We Are Biased Towards Action

We Are Leaders and Innovators

We Are Committed to Integrity

Mission

To connect buyers and sellers, and enable trusted, secure, and efficient transactions.

Build Trust and Credibility

The success of our business is dependent on the trust and confidence we earn from our employees, customers, and shareholders. We gain credibility by adhering to our commitments, displaying honesty and integrity, and reaching company goals solely through honorable conduct. It is easy to say what we must do, but the proof is in our actions. Ultimately, we will be judged on what we do.

When considering any action, it is wise to ask: Will this build trust and credibility for NYIAX? Will it help create a working environment in which NYIAX can succeed over the long term? Is the commitment I am making one I can follow through with? The only way we will maximize trust and credibility is by answering “yes” to those questions and by working every day to build our trust and credibility.

Respect for the Individual

We all deserve to work in an environment where we are treated with dignity and respect. NYIAX is committed to creating such an environment because it brings out the full potential in each of us, which, in turn, contributes directly to our business success. We cannot afford to let anyone’s talents go to waste.

NYIAX is an equal employment opportunity employer and is committed to providing a workplace that is free of discrimination of all types and from abusive, offensive, or harassing behavior. Any employee who feels harassed or discriminated against should report the incident to his or her manager or to human resources, which is also reflected in our NYIAX Corporate Handbook.

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All NYIAX employees are also expected to support an inclusive workplace by adhering to the following conduct standards:

●	Treat others with dignity and respect at all times.

●	Address and report inappropriate behavior and comments that are discriminatory, harassing, abusive, offensive, or unwelcome.

●	Foster teamwork and employee participation, encouraging the representation of different employee perspectives.

●	Seek out insights from employees with different experiences, perspectives, and backgrounds.

●	Avoid slang or idioms that might not translate across cultures.

●	Support flexible work arrangements for co-workers with different needs, abilities and/or obligations.

●	Confront the decisions or behaviors of others that are based on conscious or unconscious biases.

●	Be open-minded and listen when given constructive feedback regarding others’ perception of your conduct.

NYIAX will not tolerate discrimination, harassment or any behavior or language that is abusive, offensive, or unwelcome.

Create a Culture of Open and Honest Communication

At NYIAX everyone should feel comfortable to speak his or her mind, particularly with respect to ethics concerns. Managers have a responsibility to create an open and supportive environment where employees feel comfortable raising such questions. We all benefit tremendously when employees exercise their power to prevent mistakes or wrongdoing by asking the right questions at the right times.

NYIAX will investigate all reported instances of questionable, insubordination or unethical behavior. In every instance where improper behavior is found to have occurred, the company will take appropriate action. We will not tolerate retaliation against employees who raise genuine ethics concerns in good faith.

For your information, NYIAX’s whistleblower policy is as follows:

Employees are encouraged, in the first instance, to address such issues with their managers or the HR manager, as most problems can be resolved swiftly. If for any reason that is not possible or if an employee is not comfortable raising the issue with his or her manager or HR, NYIAX’s Carolina Abenante, Esq. Founder, GC, CSO and VC of NYIAX does operate with an open-door policy.

Set Tone at the Top

Management has the added responsibility for demonstrating, through their actions, the importance of this Code. In any business, ethical behavior does not simply happen; it is the product of clear and direct communication of behavioral expectations, modeled from the top and demonstrated by example. Again, ultimately, our actions are what matters.

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To make our Code work, managers must be responsible for promptly addressing ethical questions or concerns raised by employees and for taking the appropriate steps to deal with such issues. Managers should not consider employees’ ethics concerns as threats or challenges to their authority, but rather as another encouraged form of business communication. At NYIAX, we want the ethics dialogue to become a natural part of daily work.

Uphold the Law

NYIAX’s commitment to integrity begins with complying with laws, rules, and regulations where we do business. Further, each of us must understand the company policies, laws, rules, and regulations that apply to our specific roles. If we are unsure of whether a contemplated action is permitted by law or NYIAX policy, we should seek the advice from the resource expert. We are responsible for preventing violations of law and for speaking up if we see possible violations.

Competition

We are dedicated to ethical, fair, and vigorous competition. We will sell NYIAX products and services based on their merit, superior quality, functionality, and competitive pricing. We will make independent pricing and marketing decisions and will not improperly cooperate or coordinate our activities with our competitors. We will not offer or solicit improper payments or gratuities in connection with the purchase of goods or services for NYIAX or the sales of its products or services, nor will we engage or assist in unlawful boycotts of particular customers.

Proprietary Information

It is important that we respect the property rights of others, unless we have prior knowledge of the intellectual property right, it is fair use or public domain. We will not acquire or seek to acquire improper means of a competitor’s trade secrets or other proprietary or confidential information. We will not engage in unauthorized use, copying, distribution or alteration of software or other intellectual property.

Selective Disclosure

We will not selectively disclose (whether in one-on-one or small discussions, meetings, presentations, proposals or otherwise) any material nonpublic information with respect to NYIAX, its securities, business operations, plans, financial condition, results of operations or any development plan. We should be particularly vigilant when making presentations or proposals to customers to ensure that our presentations do not contain material nonpublic information.

Health and Safety

NYIAX is dedicated to maintaining a healthy environment. A safety manual has been designed to educate you on safety in the workplace. If you do not have a copy of this manual, please see the HR department.

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Avoid Conflicts of Interest

Conflicts of Interest

We must avoid any relationship or activity that might impair, or even appear to impair, our ability to make objective and fair decisions when performing our jobs. At times, we may be faced with situations where the business actions we take on behalf of NYIAX may conflict with our own personal or family interests. We owe a duty to NYIAX to advance its legitimate interests when the opportunity to do so arises. We must never use NYIAX property or information for personal gain or personally take for ourselves any opportunity that is discovered through our position with NYIAX.

Here are some other ways in which conflicts of interest could arise:

1.	Being employed (you or a close family member) by, or acting as a consultant to, a competitor or potential competitor, supplier, or contractor, regardless of the nature of the employment, while you are employed with NYIAX.

2.	Hiring or supervising family members or closely related persons.

3.	Serving as a board member for an outside commercial company or organization.

4.	Owning or having a substantial interest in a competitor, supplier, or contractor.

5.	Having a personal interest, financial interest, or potential gain in any NYIAX transaction.

6.	Placing company business with a firm owned or controlled by a NYIAX employee or his or her family.

7.	Accepting gifts, discounts, favors, or services from a customer/potential customer, competitor, or supplier, unless equally available to all NYIAX employees.

Determining whether a conflict of interest exists is not always easy to do. Employees with a conflict-of-interest question should seek advice from management. Before engaging in any activity, transaction or relationship that might give rise to a conflict of interest, employees must seek review from their managers or the HR department.

Gifts, Gratuities and Business Courtesies

NYIAX is committed to competing solely on the merit of our products and services. We should avoid any actions that create a perception that favorable treatment of outside entities by NYIAX was sought, received, or given in exchange for personal business courtesies. Business courtesies include gifts, gratuities, meals, refreshments, entertainment or other benefits from persons or companies with whom NYIAX does or may do business. We will neither give nor accept business courtesies that constitute, or could reasonably be perceived as constituting, unfair business inducements that would violate law, regulation, or policies of NYIAX or customers, or would cause embarrassment or reflect negatively on NYIAX’s reputation.

Accepting Business Courtesies

Most business courtesies offered to us in the course of our employment are offered because of our positions at NYIAX. We should not feel any entitlement to accept and keep a business courtesy. Although we may not use our position at NYIAX to obtain business courtesies, and we must never ask for them, we may accept unsolicited business courtesies that promote successful working relationships and good will with the firms that NYIAX maintains or may establish a business relationship with.

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Employees who award contracts or who can influence the allocation of business, who create specifications that result in the placement of business or who participate in negotiation of contracts must be particularly careful to avoid actions that create the appearance of favoritism or that may adversely affect the company’s reputation for impartiality and fair dealing. The prudent course is to refuse a courtesy from a supplier when NYIAX is involved in choosing or reconfirming a supplier or under circumstances that would create an impression that offering courtesies is the way to obtain NYIAX business.

Meals, Refreshments and Entertainment

We may accept meals, refreshments, entertainment, and similar business courtesies that are shared with the person who has offered to pay for the meal or entertainment, provided that:

●	They are not inappropriately lavish or excessive.

●	The courtesy does not create the appearance of an attempt to influence business decisions, such as accepting courtesies or entertainment from a supplier whose contract is expiring in the near future.

●	The employee accepting the business courtesy would not feel uncomfortable discussing the courtesy with his or her manager or co-worker or having the courtesies known by the public.

Gifts

Employees may accept unsolicited gifts, other than money, that conform to the reasonable ethical practices of the marketplace, including:

●	Flowers, fruit baskets and other modest presents that commemorate a special occasion.

●	Events, such as, but not limited to golfing, sporting events, conferences etc.

●	Gifts of nominal value, such as calendars, pens, mugs, caps, and t-shirts (or other novelty, advertising, or promotional items).

Generally, employees may not accept compensation, honoraria, or money of any amount from entities with whom NYIAX does or may do business. Tangible gifts (including tickets to a sporting or entertainment event) that have a market value greater than $2,000 may not be accepted unless approval is obtained from management or unless there is a separate contractual relationship which NYIAX is informed of.

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Employees with questions about accepting business courtesies should talk to their managers or the HR department.

Offering Business Courtesies

Any employee who offers a business courtesy must assure that it cannot reasonably be interpreted as an attempt to gain an unfair business advantage or otherwise reflect negatively upon NYIAX. An employee may never use personal funds or resources to do something that cannot be done with NYIAX resources. Accounting for business courtesies must be done in accordance with approved company procedures.

Other than to government customers, for whom special rules apply, we may provide nonmonetary gifts (i.e., company logo apparel or similar promotional items) to our customers, unless a customer is acting as a consultant or advisor to NYIAX or on the NYIAX Advisory Board or NYIAX Board of Directors and through contract have a different relationship with NYIAX. Further, management may approve other courtesies, including meals, refreshments, or entertainment of reasonable value, provided that:

●	The practice does not violate any law or regulation or the standards of conduct of the recipient’s organization.

●	The business courtesy is consistent with industry practice.

●	The business courtesy is accurately reflected on the books and records of NYIAX.

●	The customer and the employee have personal relationship where use of the employee’s funds is deemed as a social non-work-related event or outing.

Set Metrics and Report Results Accurately

Accurate Public Disclosures

We will make certain that all disclosures made in financial reports and public documents are full, fair, accurate, timely and understandable. This obligation applies to all employees, including all financial executives, with any responsibility for the preparation for such reports, including drafting, reviewing, and signing or certifying the information contained therein. No business goal of any kind is ever an excuse for misrepresenting facts or falsifying records.

Employees should inform Executive Management and the HR department if they learn that information in any filing or public communication was untrue or misleading at the time it was made or if subsequent information would affect a similar future filing or public communication.

Corporate Recordkeeping

We create, retain, and dispose of our company records as part of our normal course of business in compliance with all NYIAX policies and guidelines, as well as all regulatory and legal requirements.

All corporate records must be accurate and complete, and company data must be promptly and accurately entered in our books in accordance with NYIAX’s and other applicable accounting principles.

We must not improperly influence, manipulate, or mislead any unauthorized audit, nor interfere with any auditor engaged to perform an internal independent audit of NYIAX books, records, processes, or internal controls.

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Promote Substance Over Form

At times, we are all faced with decisions we would rather not have to make and issues we would prefer to avoid. Sometimes, we hope that if we avoid confronting a problem, it will simply go away.

At NYIAX, we must have the courage to tackle the tough decisions and make difficult choices, secure in the knowledge that NYIAX is committed to doing the right thing. At times this will mean doing more than simply what the law requires. Merely because we can pursue a course of action does not mean we should do so.

Although NYIAX’s guiding principles cannot address every issue or provide answers to every dilemma, they can define the spirit in which we intend to do business and should guide us in our daily conduct.

Accountability

Each of us is responsible for knowing and adhering to the values and standards set forth in this Code and for raising questions if we are uncertain about company policy. If we are concerned whether the standards are being met or are aware of violations of the Code, we must contact the HR department.

NYIAX takes seriously the standards set forth in the Code, and violations are cause for disciplinary action up to and including termination of employment.

Be Loyal

Confidential and Proprietary Information

Integral to NYIAX’s business success is our protection of confidential company information, as well as nonpublic information entrusted to us by employees, customers, , and other business partners. Confidential and proprietary information includes such things as pricing and financial data, customer names/addresses or nonpublic information about other companies, including current or potential supplier and vendors. We will not disclose confidential and nonpublic information without a valid business purpose and proper authorization.

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NYIAX has its own confidentiality agreements between the company and the employee which are detailed in either your employment agreement or confidentiality agreement. Some of that confidential information are as follows:

In view of the fact that Employee’s work as an employee of Company will bring Employee into close contact with many confidential affairs of the Company and its affiliates, including matters of a business nature, such as information about costs, profits, markets, sales, and any other information not readily available to the public, and plans for future developments or any Intellectual Property or Proprietary Information including Patents, Trademarks, Trade Secrets or other ideas, methods or materials deemed to be part of Intellectual Property, Employee agrees:

●	To keep secret all confidential matters of Company and its affiliates and not to disclose them to anyone outside of Company, either during or after Employee’s employment with Company, except with Company’s written consent; and

●	To deliver promptly to Company on termination of Employee’s employment by Company, or at any time Company may so request, all memoranda, notes, records, reports, and other documents (and all copies thereof) relating to Company’s and its affiliates’ businesses which Employee may then possess or have under the Employee’s control.

●	Proprietary Information includes, but is not limited to, any and all written or electronic research, developments, all client lists, all investor lists, all prospective investors and lists, engineering plans, trade secrets, know-how, inventions, techniques, processes, customer lists, financial data, sales, marketing or merchandising plans, specifications, blueprints, designs, budgets, schedules, source code, drawings, tapes, notes, works derived from source code and agreements.

●	Employee Obligations. Employee agrees to hold all Proprietary Information or Intellectual Property (whether received prior to or during Employee’s employment with the Company) in strict confidence and trust for the sole benefit of Company and not to, directly or indirectly, disclose, use, copy, publish, summarize, or remove from Company’s premises any Proprietary Information (or remove from the premises any other property of Company), except or unless (i) during Employee’s employment with the Company, to the extent necessary to carry out Employee’s responsibilities under this Agreement; (ii) after termination of Employee’s employment with the Company, as specifically authorized in writing by the Board, Company Policy including Employee Handbook or as required by any law, court order or similar process or proceeding; (iii) such Proprietary Information is or becomes publicly known through lawful means; (iv) the Proprietary Information was rightfully in Employee’s possession or part of his general knowledge prior to his employment by the Company and Employee did not learn of it, directly or indirectly, from the Company; or (v) such Proprietary Information is disclosed to Employee without confidential or proprietary restriction by a third party who rightfully possesses such Proprietary Information (without confidential or proprietary restriction) and did not learn of it, directly or indirectly, from any Company Party. Upon termination of employment and consultancy with the Company for any reason, Employee shall return to the Company all books, records, notes, manuals, recordings, and other personal property and tangible Proprietary Information obtained or prepared by Employee during the course of his employment or consultancy, or otherwise belonging to the Company.

Use of Company Resources

Company resources, including time, material, equipment, and information, are provided for company business use. Nonetheless, occasional personal use is permissible as long as it does not affect job performance or cause a disruption to the workplace.

Employees and those who represent NYIAX are trusted to behave responsibly and use good judgment to conserve company resources. Managers are responsible for the resources assigned to their departments and are empowered to resolve issues concerning their proper use.

Generally, we will not use company equipment such as computers, technology platforms, software, emails, servers, documents, systems, copiers, and fax machines in the conduct of an outside business or in support of any religious, political, or other outside daily activity, except for company-requested support to nonprofit organizations. We will not solicit contributions nor distribute non-work-related materials during work hours.

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In order to protect the interests of the NYIAX network and our fellow employees, NYIAX reserves the right to monitor or review all data and information contained on an employee’s company-issued computer or electronic device, the use of the Internet or NYIAX’s intranet. We will not tolerate the use of company resources to create, access, store, print, solicit or send any materials that are harassing, threatening, abusive, sexually explicit, or otherwise offensive or inappropriate.

Questions about the proper use of company resources should be directed to your manager.

Media Inquiries

NYIAX is a high-profile company in our community, and from time to time, employees may be approached by reporters and other members of the media. In order to ensure that we speak with one voice and provide accurate information about the company, we should direct all media inquiries to Lana McGilvray. No one may issue a press release without first consulting with the Lana McGilvray or our designed public relations person.

Do the Right Thing

Several key questions can help identify situations that may be unethical, inappropriate, or illegal. Ask yourself:

●	Does what I am doing comply with the NYIAX guiding principles, Code of Conduct, and company policies?

●	Have I been asked to misrepresent information or deviate from normal procedure?

●	Would I feel comfortable describing my decision at a staff meeting?

●	How would it look if it made the headlines?

●	Am I being loyal to my family, my company and myself?

●	What would I tell my child to do?

●	Is this the right thing to do?

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